Filed under: Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

                                                         Filed by: USAA Mutual Funds Trust.

Subject Company: USAA First Start Growth Fund,
a series of USAA Mutual Funds Trust.

Subject Company Commission File No. 333-223565

Your Response Is Greatly Needed

We recently sent to you proxy materials for USAA First Start Growth Fund (the "First Start Fund"), requesting your vote on an important matter to be decided at the special meeting of shareholders that is scheduled for May 30, 2018.

As of today, we have not received your vote regarding the approval of a Plan of Reorganization and Termination that provides for the reorganization of the First Start Fund into the USAA Cornerstone Moderately Aggressive Fund, which is explained in the combined proxy statement/prospectus we sent to you. We encourage you to read the combined proxy statement/prospectus relating to the reorganization because it contains important information. The proxy statement/prospectus also is available for free on the SEC's website (www.sec.gov).

Please Vote Today

Every Vote Counts

It is important that we receive your vote no later than 11:59 p.m. Eastern time on May 29, 2018, to be counted. Your vote today will help avoid having to adjourn the special meeting to a later date. It also will prevent USAA from spending additional money soliciting your vote.

USAA has made it very easy for you to vote.

Choose one of the following methods:

Vote by Internet	Vote by Mail	Call

Visit the Website noted on your proxy card and enter the control number that appears on the proxy card. Follow the on-screen prompts to vote.

Return the executed proxy card in the postage-paid envelope provided so it is received by May 30, 2018.

THANK YOU FOR VOTING

Call the toll free touch-tone phone number listed on your proxy card. Have your proxy card with control number available. Follow the touch-tone prompts to vote.